NEWS RELEASE

EMX Announces Acquisition of a Royalty on the Chapi Copper Mine Property in Peru

Vancouver, British Columbia, January 6, 2025 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that the Company has entered into a Royalty Agreement (the "Agreement") with Minera Pampa de Cobre S.A.C. ("MPC"), a Peruvian company focused on restarting production at the Chapi copper mine located south of the city of Arequipa in Peru (the "Chapi Mine"). MPC is owned indirectly by a privately held Canadian company, Quilla Resources Inc. ("Quilla").

Pursuant to the terms of the Agreement, EMX will acquire a royalty interest of up to 2% of Net Smelter Returns ("NSR") on minerals produced from the approximately 26,000 hectare property ("Property Royalty") owned by MPC (see Figure 1), as well as up to a 2% NSR royalty from any minerals that are produced from outside the Property Royalty area, but that are processed at the Chapi Mine processing facilities ("Facilities Royalty"). The Agreement also includes a two-kilometer area of interest ("AOI") around the Property Royalty area, and any property acquired by MPC within this AOI will also be subject to an NSR royalty of up to 2% ("AOI Royalty"). As consideration for the acquisition of the first 1% of the NSR interests, the Company has paid MPC the amount of US$3,000,000. A second 1% NSR interest can be acquired by EMX, at the election of MPC, for an additional US$7,000,000 until February 28, 2025. The Property Royalty is perpetual and cannot be reduced. The Facilities Royalty and the AOI Royalty will be reduced by half (to either 0.5% NSR or 1% NSR - depending on the MPC election) on July 1, 2034.

EMX's right to receive royalty payments will be secured by a guarantee from Quilla, and by various personal property and real property security instruments in Peru. EMX's security interests will be subordinated to those of Hartree Partners, LP ("Hartree"), acting as the first lien lender to MPC and Quilla, in accordance with an intercreditor agreement entered into between EMX, Hartree, MPC, and Quilla.

EMX is excited by the addition of a high-quality copper royalty to the portfolio that has excellent upside development and exploration potential located in the prolific Paleocene-Eocene copper-molybdenum porphyry belt of Southern Peru.

Background on Quilla

Quilla is a newly formed Canadian company that recently (December 2024) acquired MPC from Nexa Resources S.A. (NYSE:NEXA), one of the world's top zinc producers with operations in Brazil and Peru. Quilla was founded by Victor Gobitz and a select group of shareholders looking to rapidly build an intermediate-sized base metals company. Mr. Gobitz is a senior mining executive who will be transitioning from his role as President and General Manager for the world class Antamina mine in Peru to lead Quilla. Mr. Gobitz has worked with a number of companies in Peru over recent years including Rio Alto Mining, Compañía Minera Milpo (now Nexa Resources Peru), and Compañía de Minas Buenaventura, and from his deep knowledge of the mining industry in Peru has assembled an experienced and accomplished team to quickly execute on Quilla's plans to restart copper production at Chapi.

Background on the Chapi Mine1

The Chapi Mine is located in southern Peru's Moquegua and Arequipa Departments at an elevation of approximately 2,750 meters, and has ready access approximately 50 kilometers south-southeast from the city of Arequipa. Historical, small-scale copper production, which is poorly documented, occurred intermittently from the 1930s through the early 1980s. Subsequently, between 2006 and 2012 the Chapi Mine produced approximately 5,000 to 8,500 tonnes per annum, initially of copper sulphates from open-pit and underground mining and heap leaching, and later copper cathodes from open-pit mining, heap leaching, and SX-EW (solvent extraction-electrowinning) processing. The grades mined during 2006-2012 were reported as 0.59% - 1.04% copper. The operations were halted in 2012 due to declining copper prices and operational challenges that were mainly related to insufficient ore control on materials delivered to the leach pads.

1 Background and production information taken from internal, proprietary reports and documents by historical operators, as well as "Memoria Anual" reports filed with the Peruvian government by historical operator Compañia Minera Milpo S.A.A.

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The historical Chapi Mine is comprised of two principal open pits, underground workings, a crushing and grinding circuit, heap leach pads, a solvent extraction plant, an electrowinning copper cathode plant, and related infrastructure including mine camp, office facilities, water supply, and power. Since 2012, Chapi has been maintained under care and maintenance with the principal permits for mining operations remaining in place under a temporary suspension.

Chapi Geology and Exploration Upside2

The deposits at Chapi are comprised of sandstone-hosted copper mineralized mantos, partially oxidized and secondarily enriched, that are related to a series of porphyry intrusions. The Chapi Mine lies between, and directly along trend from, some of the world's largest producing porphyry copper deposits, including Cerro Verde and the Cuajone-Quellaveco-Toquepala cluster (refer to inset in Figure 1). All of these deposits and districts, as well as others, comprise the Paleocene-Eocene Cu-Mo porphyry belt of Southern Peru, and contribute to making Peru the second ranked copper producer in the world.

The ~26,000 hectare land package owned by MPC, and subject to EMX's royalty interests, includes historical resources based on an extensive drill database that delineates the well-mineralized, leachable manto horizons at Chapi, which are open for potential resource expansion from both open pit and underground exploitation. Porphyritic intrusions, intimately associated with the mineralized mantos, have low-grade copper mineralization in sericitic-altered zones, but also have exploration potential for higher-grade copper mineralization within the porphyry system. Further, although gold assays in the drill database are limited in number, those that are present suggest that gold, not recovered by the historical mining operations, might have wider exploration potential.

Additional, potentially leachable copper-oxide and chalcocite drill-defined mineralization, as well as primary sulphide mineralization, occurs at the Pampa Negra and Candelaria projects, related to porphyritic intrusions and associated supergene manto horizons that are covered by the Property Royalty or by the AOI Royalty. Furthermore, early-stage exploration targets at San Jose (with drilling), and Justicia prospect areas (no drilling) show evidence of porphyry-style mineralization with some evidence for oxidation of primary sulphides. These deposits provide upside potential for processing at the existing Chapi plant subject to further drilling, engineering, and permitting.

Chapi Restart Plans

Quilla's near-term plan is to restart Chapi Mine operations utilizing the SX-EW process circuit which is designed to produce a nominal 10,000 tonnes per annum of copper cathode, with the option to potentially increase capacity in the future. Initially, the restart plan is contingent on additional drilling and metallurgical test work, updated resource and reserve modelling, rehabilitation of the mining and leach-processing infrastructure, and updated environmental and other permits. Quilla and MPC have raised the necessary capital to complete the Chapi restart program, and anticipate initial production in H1 2026.

2 Geology and exploration upside taken from EMX's due diligence field review and review of internal, proprietary reports and documents from historical operators, as well as "Memoria Anual" reports filed with the Peruvian government by historical operator Compañia Minera Milpo S.A.A.

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Comments on Mines and Districts in the Region. The mines and districts in the region of the Chapi Mine property, which include Cerro Verde and the Cuajone-Quellaveco-Toquepala cluster, provide geological context for EMX's Chapi royalty property. However, this is not necessarily indicative that the Chapi royalty property hosts similar styles, grades, or tonnages of mineralization.

Comments on Chapi Background, Geology, and Exploration Upside. EMX has not verified the historical information and data from the previous Chapi operators, but believes this information and data to be reliable and relevant. Updated information and data will result from Quilla's restart program technical work.

Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX - EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended September 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3

Figure 1. EMX's Chapi royalty property and AOI, southeast Peru.

EMX ROYALTY CORP
THE ROYALTY GENERATOR®
CERRO VERDE
CHAPI
LOS CALATOS
CUAJONE
QUELLAVECO
TOQUEPALA
50 Km
SAN JOSE
ANGOSTURA
CANDELARIA
PAMPA NEGRA
CHAPI
JUSTICIA
ECUADOR
PERU
Chapi
Mine
Mines
Exploration Targets
EMX Royalty Outline
Royalty AOI
January 2025
N
10 Km

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	4